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November 16, 2023

VIA E-EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Ashley Vroman-Lee, Senior Counsel
Re:	Overland Advantage
Registration Statement on Form 10
File No. 000-56596

Dear Ms. Lee:

On behalf of Overland Advantage (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated October 26, 2023 relating to the Company’s registration statement on Form 10 that was filed with the Commission on September 26, 2023 (the “Original Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement re-filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

1.    Please disclose that the Company will be subject to the proxy rules, in addition to the Exchange Act reporting obligations, upon effectiveness of the registration statement. (page 1)

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 1 of the Amended Registration Statement. The Company also directs the Staff to page 22 of the Amended Registration which states that the Company will be required to comply with all reporting requirements under the Exchange Act upon effectiveness of the Registration Statement.

November 16, 2023 Page 2

2.    In the last paragraph, please add the bolded language to the last sentence as follows: “The safe harbor provisions of Section 21E of the 1934 Act and section 27A of the Securities Act of 1933, which preclude civil liability for certain forward-looking statements, do not apply to the forward looking statements in this Registration Statement because we are an investment company.” (page 1)

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 3 of the Amended Registration Statement.

3.    On page 5, the second bullet says, “Asset-based opportunities will primarily consist of last-out or otherwise specialized asset-based financings.” Please briefly explain the types of other “specialized asset-based financings” the Company may invest in.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 5 of the Amended Registration Statement.

4.    On page 5, the third bullet says, “the sponsor opportunities will primarily comprise of floating-rate senior secured first lien, unitranche, and second lien loans to sponsor-owned companies.” Please provide additional disclosure about these loans. Please also add appropriate corresponding risk disclosure, as applicable.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 5 and pages 76 through 79 of the Amended Registration Statement.

5.    Under the heading, “The Advisor,” the disclosure says the Advisor is a controlled affiliate of Centerbridge. Please supplementally explain the control relationship between the Advisor and Centerbridge (e.g., is the Advisor a majority or wholly owned subsidiary?) (page 6)

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 6 of the Amended Registration Statement. The Advisor supplementally confirms to the Staff that the Advisor is managed by Overland Advisors Holdings, LLC in its capacity as managing member. Centerbridge Partners, L.P. (“Centerbridge”) owns a majority of the equity interests of Overland Advisors Holdings, LLC and has the right to appoint four out of five representatives on the governing body of Overland Advisors Holdings, LLC.

November 16, 2023 Page 3

6.    The second paragraph on page 6 references the Resource Sharing Agreement.

(a)	Please explain to us how the Resource Sharing Agreement operates and why it is not an advisory contract within the meaning of the Investment Company Act of 1940 (“1940 Act”). Please address:

(i)	Specific services Centerbridge and its employees will provide on the Advisor’s behalf and why those services do not amount to advisory services provided to the Company;

(ii)	The extent to which the Investment Advisor will depend on Centerbridge’s personnel;

(iii)

Whether Centerbridge personnel who provide investment advice with respect to the Company will be supervised persons of the Investment Advisor under Section 202(a)(25) of the Investment Advisers Act of 1940;

(iv)	Whether and what fees are paid to Centerbridge and by whom and whether they are paid pursuant to the Resource Sharing Agreement, and

(v)	Whether Centerbridge is considered a fiduciary with respect to the Company.

Response: The Company advises the Staff, on a supplemental basis, that the Advisor will serve as the only investment adviser to the Company. Centerbridge has not and will not enter into an investment advisory agreement with the Company. Centerbridge and the Advisor will enter into a Resource Sharing Agreement pursuant to which employees of Centerbridge will provide services, including investment advisory, portfolio management and other services, to the Advisor in order to enable the Advisor to fulfill its obligations under the Advisory Agreement. Pursuant to the Resource Sharing Agreement, Centerbridge will provide resources and services to the Advisor only and will not be contracting directly with the Company to provide any services or receive any advisory fees or compensation of any kind. All Centerbridge employees providing services to the Advisor shall be compensated solely by Centerbridge. Any employee of Centerbridge Partners, L.P. who provides investment advice with respect to the Company will be a supervised person of the Advisor. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act. Accordingly, Centerbridge is not considered a fiduciary with respect to the Company.

(b)	Please provide us with the Resource Sharing Agreement to review.

Response: The Resource Sharing Agreement will be furnished to the Staff on a supplemental basis.

November 16, 2023 Page 4

(c)	Please add risk disclosure about the Resource Sharing Agreement (e.g., that advisory services provided by the Investment Advisor are dependent on the Resource Sharing Agreement).

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 40 of the Amended Registration Statement.

7.    Please disclose whether the individuals in the Investment Committee are each jointly and primarily responsible for the day-to-day management of the Company. (page 6)

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 7 of the Amended Registration Statement.

8.    Under the heading, “Private Offering,” there is a reference to the Common Shares listing on a national securities exchange. However, earlier in the registration statement, disclosure says shares will not be listed on an exchange. Please reconcile these statements and revise throughout the registration statement, as applicable. (page 9)

Response: The Company advises the Staff, on a supplemental basis, that the Company does not currently intend for the Common Shares to be listed on a national securities exchange. Rather, the Company has disclosed in the Registration Statement that it is permitted to consider, but shall not be obligated, to consummate a “Liquidity Event” within five years from the first capital drawdown by the Company (the “Commencement Date”). A “Liquidity Event” may include (i) consummating a listing of the Common Shares on a national securities exchange, (ii) commencing a general or limited tender offer program and/or (iii) winding down the Company. In addition, the Company has disclosed in the Amended Registration Statement its intention to undertake the implementation of a Liquidity Event, if a Liquidity Event has not already occurred, by the end of the seventh year following the Commencement Date. Therefore, while the Company does not currently intend for the Common Shares to be listed on a national securities exchange, a listing could occur in the future. The Company has clarified the disclosure on page 10 of the Amended Registration Statement.

November 16, 2023 Page 5

9.    Under the heading, “Incentive Fee,” please include a graphic showing the breakpoints and fees paid at various thresholds for the Income Incentive Fee. Please include numeric examples for both the income and capital gains incentive fees. (page 11)

Response: The Company has revised the disclosure in the Amended Registration Statement to include a graphic showing the breakpoints and fees paid at various thresholds for the Income Incentive Fee. Please see page 12 of the Amended Registration Statement.

10.    Under the heading, “Expenses,” there is an extensive list of the expenses relating to the Company’s operations and transactions, however this list is not exhaustive as there is a phrase which says, “including, but not limited to...” Please include all expenses. (page 12)

(a)	There is a reference to “foreign registration fees.” Please disclose what kind of foreign registration will be incurred for the Company.

(b)

There is a reference to the cost of monitoring ESG, but there is no disclosure in the strategy section indicating this is a principal strategy. Further, there is disclosure relating to ESG on page 40. Please include ESG matters in the investment strategy and risk disclosure, as applicable.

Response: In response to the Staff’s comments (a) and (b), the Company has revised pages 6, 14, 51 and 89 of the Amended Registration Statement. On a supplemental basis, the Company confirms that ESG is not a principal strategy of the Company. Accordingly, the Advisor may, but is not required to consider ESG factors alongside traditional factors when making investment decisions.

(c)	There is a reference to the costs associated with obtaining an Order for SEC co-investment relief. Please advise whether the Company will be applying for such relief.

Response: In response to the Staff’s comment (c), the Company confirms, on a supplemental basis, that the Company applied for an Order for SEC co-investment relief on October 16, 2023 (File No: 812-15515).

(d)	There is a reference to alternative investment subsidiaries. Please disclose whether the Company will utilize a subsidiary.

Response: On a supplemental basis, the Company confirms that it may from time to time establish and utilize alternative investment subsidiaries and/or trading subsidiaries. The Company has revised page 14, 72 and 90 and 88 of the Amended Registration Statement in response to the Staff’s comment.

November 16, 2023 Page 6

11.    Under the heading, “Distribution Reinvestment Plan,” please disclose:

(a)	How to obtain more information about the plan;

(b)	How to terminate participation in the plan and rights upon termination;

(c)	That an investor holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

(d)	The type and amount of fees, commissions, and expenses payable by participants in connection with the plan;

(e)	If a cash purchase plan option is available, and whether any minimum or maximum investment is required.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 15 of the Amended Registration Statement.

12.    Under the heading, “Regulation of a Business Development Company,” the disclosure says shareholders do not need to approve any of the policies described above. However, in the prior paragraph, disclosure says, “The Company may, however, sell Common Shares, or warrants, options or rights to acquire Common Shares, at a price below the then-current net asset value of the Common Shares if the Company’s Board determines that such sale is in the Company’s best interests and the best interests of Shareholders, and Shareholders approve such sale.” Please reconcile this disclosure. (pages 17-18)

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to move the sentence in order to provide clarity. The Company confirms to the Staff, on a supplemental basis, that the reference to Shareholders approving a sale relates to approving the sale of Common Shares below net asset value per Common Share as required by applicable law and not approving any particular policies. Please see page 19 of the Amended Registration Statement.

13.    Please disclose if the Company will invest more than 15% of its assets in private funds that rely on Section 3(c)(1) and/or Section 3(c)(7) of the 1940 Act. We may have additional comments. (page 18)

Response: The Company advises the Staff, on a supplemental basis, that it has authority to invest more than 15% of its net assets in hedge funds and/or private equity funds that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Company advises the Staff, on a supplemental basis, that the minimum Capital Commitment of an investor will be $10,000,000, although Capital Commitments of lesser amounts may be accepted in the sole discretion of the Company.

November 16, 2023 Page 7

14.    Under the heading, “Temporary Investments,” please tell us approximately when the first capital call will occur. (page 19)

Response: The Company advises the Staff, on a supplemental basis, that it currently intends to first call capital following the effectiveness of the Amended Registration Statement.

15.    Please update the section titled, “Business and Regulatory Risks of Alternative Asset Investments.” (page 39)

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 41 of the Amended Registration Statement.

16.

Under the heading, “Increased Interest Rates,” disclosure says debt investments of the Company may be based on floating rates such as LIBOR. As the Company invests in new issuers, as opposed to existing debt, please confirm this is accurate or appropriately revise this disclosure. (page 42)

Response: The Company has retained the reference to LIBOR, along with other benchmark rates, in light of the possibility that the Company could acquire instruments that were originated prior to June 30, 2023 (e.g., broadly syndicated LIBOR-based loans). The Company has clarified the disclosure on page 43 and 44 and 73 and 74 accordingly.

17.    Under the heading, “Other Agreements,” please explain to us:

(a)

How having Side Letters with different terms would comply with Section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

(b)	Whether different terms in any Side Letters could have a material or negative effect on other Company investors;

(c)	Whether the terms of these Side Letters include preferential redemption or withdrawal rights, or preferential information about portfolio holdings or exposures; and

November 16, 2023 Page 8

(d)	Whether the terms of these Side Letters have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response: The Company confirms that neither it nor the Advisor on behalf of the Company has entered or will enter into Side Letters with any investor in the Company (“Shareholder”) that would vary the rights of the Common Shares issued to that Shareholder in contravention of Section 18 of the 1940 Act or that would have a material, negative effect on other Shareholders other than as disclosed in the Amended Registration Statement. As disclosed under “Other Agreements” on page 57 and “Risks Relating to Wells Fargo” beginning on page 86 of the Amended Registration Statement, in certain contexts, certain Shareholders have the right to reduce or cancel their unfunded Capital Commitments to the Company. Further, the Company confirms that such Side Letters do not include preferential redemption or withdrawal rights (except to the extent necessary and/or permitted under applicable law) nor do they have a direct or indirect effect on the Company’s management fee attributable to Shares held by such Shareholders. In addition, as disclosed on page 57 of the Amended Registration Statement, Side Letters may grant Shareholders board observer rights or other information rights. The Company supplementally confirms that no confidential information will be shared with Shareholders other than under a confidentiality arrangement or in accordance with the Company’s obligations under Regulation FD.

18.    Under the heading, “Preferred Shares,” this section refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure. (page 60)

Response: The Company confirms to the Staff, on a supplemental basis, that it does not currently intend to issue preferred stock within the first year of the Company’s operations.

19.    Under the heading, “Risks Relating to this Offering,” please disclose in which industries the Company will be concentrated. (page 66)

Response: The Company confirms, on a supplemental basis, that the intention of the risk factor language is not to suggest that the Company intends to actively pursue a concentration strategy in designated industries; rather, the risk factor is noting that that as the Company ramps up its portfolio, and also at such time that the Company winds down its portfolio, the portfolio will include fewer investments overall and thereby can be more concentrated. The Company notes that it has disclosed on pages 69 of the Amended Registration Statement that it is not targeting any specific industries and language has been added to the Amended Registration Statement clarifying that, nevertheless, its investments may, at times, be concentrated, including during ramp-up or harvest periods, in which the number of portfolio companies in which the Company is invested will be limited.

November 16, 2023 Page 9

20.    Under the heading, “Limitations on Leverage,” the disclosure says, “To securitize loans, the Company may create a wholly owned subsidiary...” To the extent that the Company will have primary control over any entities that engage in investment activities in securities or other assets, please respond to the following comments. Note that a primarily controlled entity is an entity that the Company controls, as defined in Section 2(a)(9) of 1940 Act, and for which the Company’s control of the entity is greater than that of any other person. (page 68)

(a)	Disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.

Response: In response to the Staff’s comment (a), the Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 72 of the Amended Registration Statement.

(b)

Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary, so that the Company treats the subsidiary’s debt as its own for purposes of Section 61.

Response: In response to the Staff’s comment (b), the Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 72 of the Amended Registration Statement.

(c)

Disclose that each investment adviser to the subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

(d)	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Identify the custodian of the subsidiary, if any.

November 16, 2023 Page 10

(e)

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

(f)	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not.

(g)

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

(h)	Confirm that if a subsidiary is not organized in the United States, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

(i)

For any wholly-owned subsidiary of the Company, please confirm that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: In response to the Staff’s comments (c) – (i), the Company has revised the disclosure on page 72 of the Amended Registration to reflect the formation of a wholly-owned subsidiary, Overland Financing, WF, LLC (“Overland Financing SPV”), which is intended to serve as a special purpose, bankruptcy remote, financing subsidiary. The Company confirms to the Staff, on a supplemental basis, that Overland Financing SPV does not currently have any operations.

The Company advises the Staff, on a supplemental basis, that (a) the financial statements of Overland Financing and any wholly-owned subsidiaries will be consolidated with those of the Company for financial statement reporting purposes in accordance with U.S. generally accepted accounting principles, (b) Overland Financing and each subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act, and (c) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

November 16, 2023 Page 11

In addition, the Company advises the Staff, on a supplemental basis, in respect to comment (i), that Overland Financing is not, and the Company does not expect any wholly-owned subsidiary to be, a party to an advisory or management contract with either a third party or affiliated investment adviser, including the Adviser. The Company further confirms that operating expenses associated with such wholly-owned subsidiaries will be reflected in the appropriate line item in any fee table that the Company may in the future be required to disclose.

21.    Under the heading, “Projections and Third-Party Reports,” please disclose who are the intended third-party providers. (page 72).

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 75-76 of the Amended Registration Statement.

ACCOUNTING COMMENTS

22.    Please discuss in your response letter the Company’s method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

Response: The Company advises the Staff, on a supplemental basis, that pursuant to FASB ASC 946-20-25-5, the Company will record the expenses in connection with this offering as a reduction of additional paid-in capital upon the sale of the stock. By contrast, in accordance with FASB ASC 946-20-25-6, offering costs incurred prior to the commencement of operations, because such costs were incurred over a continuous offering period, will be recognized as a deferred charge and amortized on a straight-line basis over 12 months beginning on the date the Company commenced operations.

23.    Disclosure in the “Expense Support and Conditional Reimbursement Agreement” section states that the Adviser has the ability to be reimbursed for Expense Payments until such time as all Expense Payments made by the Advisor to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Please add the following two conditions to the Adviser’s ability to be reimbursed for Expense Payments (see May 2013 AICPA Investment Company Expert Panel minutes):

(a)	Payment to the Adviser does not cause the expense ratio (after the repayment is taken into account) to exceed the net expense ratio in place at the time such amounts were waived.

(b)

Payment to the Adviser does not cause the actual distribution rate in effect at the time of reimbursement to be lower than the actual distribution rate in effect at the time the expense was initially paid/waived.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 91 of the Amended Registration Statement.

November 16, 2023 Page 12

24.    Please ensure that the Company will comply with the Exchange Act reporting requirements in filing their first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Response: The Company acknowledges the Staff’s comment.

GENERAL COMMENTS

25.    We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company acknowledges the Staff’s comment, and undertakes to complete all such sections in a pre-effective amendment to the Amended Registration Statement.

26.    Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment.

27.    Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company filed a request for co-investment exemptive relief with the Commission on October 16, 2023 (File No: 812-15515).

November 16, 2023 Page 13

28.    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3854.

November 16, 2023 Page 14

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:	Jeffrey H. Aronson, Overland Advantage
William J. Neuenfeldt, Overland Advantage
Susanne V. Clark, Overland Advantage
Michael J. Spratt, Securities and Exchange Commission
Thankam Varghese, Securities and Exchange Commission
William J. Bielefeld, Dechert LLP
Ross A. MacConnell, Dechert LLP